UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2008
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑

This Report on Form 6-K contains two Ad hoc announcements made by Deutsche Bank AG pursuant to Section 15 of the German Securities Trading Act (Wertpapierhandelsgesetz – WpHG) on September 22, 2008. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-137902 of Deutsche Bank AG:
Deutsche Bank resolves on capital increase
     FRANKFURT AM MAIN, 22 September 2008 – The management board of Deutsche Bank AG resolved today, with the approval of the supervisory board, to execute a capital increase, which is intended to raise gross proceeds of approximately Euro 2.0 billion. The purpose of the capital increase is to finance the acquisition of a minority stake of 29.75 per cent in Deutsche Postbank AG from Deutsche Post AG and to maintain the strong equity capitalisation also following the acquisition.
     It is intended to issue up to 40 million new registered shares without par value from authorised capital without subscription rights. The new shares will have full dividend entitlement for the fiscal year 2008. They will be placed with institutional investors by way of an accelerated bookbuilt offering. There will be no public offering. Deutsche Bank AG is acting as sole bookrunner for the offering.
     The securities of Deutsche Bank AG mentioned in this release have not been registered under the Securities Act of 1933, as amended (“Securities Act”) and may not be offered, sold or delivered within the United States absent registration under the Securities Act or an exemption from registration requirements.
Deutsche Bank successfully completes capital increase
     FRANKFURT AM MAIN, 22 September 2008 – Today, Deutsche Bank AG placed 40 million new registered shares without par value with institutional investors by way of an accelerated bookbuilt offering. The placement price is Euro 55.00 per share. The aggregate gross proceeds amount to Euro 2.2 billion. Deutsche Bank AG acted as sole bookrunner for the offering. The purpose of the capital increase is to finance the acquisition of a minority stake of 29.75 % in Deutsche Postbank AG from Deutsche Post AG and to maintain the strong equity capitalisation also following the acquisition.
     The securities of Deutsche Bank AG mentioned in this ad-hoc release have not been registered under the Securities Act of 1933, as amended (“Securities Act”) and may not be offered, sold or delivered within the United States absent registration under the Securities Act or an exemption from registration requirements.
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 26, 2008 on pages 6 through 15 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: September 22, 2008

	By:	/s/ Wittig

	Name:	Arne Wittig
	Title:	General Counsel
Germany, Central & Eastern Europe

	By:	/s/ M. Otto

	Name:	Mathias Otto
	Title:	Deputy General Counsel
Germany, Central & Eastern Europe